FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 19, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.       Name of company

         SIGNET GROUP plc

         2) Name of shareholder having a major interest

         HBOS plc and some of its subsidiaries

         3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

         AS IN 2 ABOVE

         4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

         PLEASE SEE LETTER BELOW

         5) Number of shares/amount of stock acquired

         Not stated

         6) Percentage of issued class

         N/A

         7) Number of shares/amount of stock disposed

         N/A

         8) Percentage of issued class

         N/A

         9) Class of security

         0.5P ORDINARY SHARES

         10) Date of transaction

         NOT STATED

         11) Date company informed

         19 May 2005

         12) Total holding following this notification

         52,122,689

         13) Total percentage holding of issued class following this notification

         3.002%

         14) Any additional information

         -

         15) Name of contact and telephone number for queries

         ANNE KEATES
         0870 909 0301

         16) Name and signature of authorised company official responsible for making this notification

         Date of notification ..19 May 2005..

                  LETTER FROM HBOS plc

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in
Ordinary 0.5p shares comprising part of the relevant share capital of Signet Group plc ("the Company").

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had an interest (for the purposes of Sections 208 and
209 of the Act) in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose :-

                                                                                     Number of   Percentage
Registered Holder:                                               Fund:            Shares Held:    Holding

Chase Nominees a/c CMIG                                          1105                2,755,938     0.159%

Chase Nominees a/c CMIG                                          2304                5,181,469     0.299%

Chase Nominees a/c CMIG                                          2314               15,376,979     0.886%

Chase Nominees Ltd                                                WP                 8,828,338     0.509%

HSDL Nominees Limited                                             N/A                       60     0.000%

Nortrust Nominees Limited a/c HXCM                               HPFO                   86,302     0.005%

Nortrust Nominees Limited a/c HXCM                               HLFO                1,205,425     0.0 69%

Nortrust Nominees Ltd                                            HXPEN                  92,806     0.005%

Nortrust Nominees Ltd                                            HPBA                   97,071     0.006%

Nortrust Nominees Ltd                                            HLBA                1,201,406     0.069%

Nortrust Nominees Ltd                                            HXLFE               1,279,484     0.074%

State Street Nominees Limited a/c 2GDA                           2GDA                1,613,390     0.093%

State Street Nominees Limited a/c 2GDB                           2GDB                1,396,682     0.080%

State Street Nominees Limited a/c 2GDM                           2GDM                4,078,000     0.235%

State Street Nominees Limited a/c 2GDN                           2GDN                6,700,000     0.386%

State Street Nominees Limited a/c 2GEU                           2GEU                  466,839     0.027%

State Street Nominees Limited a/c 2GFE                           2GFE                1,762,500     0.102%

Aggregate material Holding of HBOS Group                                            52,122,689     3.002%

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                              By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   May 19, 2005